May 23, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ARCA biopharma, Inc.

Registration Statement on Form S-1

Filed: March 25, 2013

File No. 333-187508

Ladies and Gentlemen:

Effective immediately, the undersigned withdraw the request for acceleration sent to your office via EDGAR on May 16, 2013, which requested that the Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 p.m. Eastern Time on May 20, 2013 or as soon thereafter as practicable. The undersigned anticipate filing an additional acceleration request in the near future.

Sincerely,

ARCA BIOPHARMA, INC.

By:	/s/ Patrick M. Wheeler
Patrick M. Wheeler
Chief Financial Officer

cc:	Jeffrey Riedler, Assistant Director, SEC

Austin Stephenson, Esq., SEC

Daniel Greenspan, Esq., SEC

Brent D. Fassett, Esq., Cooley LLP